06009084

TIES AND EXCHANGE COMMISSION
VASHINGTON, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 3 2006
DIVISION OF MARKET REGULATION

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-65299

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OnTrade, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3800 Citigroup Center, Building C, Floor 2
(No. and Street)

Tampa	FL	33610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John K. Tarleton — 813-604-4502
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

100 North Tampa St.	Tampa	FL	33607
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

BB

AB 7/8/06

OATH OR AFFIRMATION

I, John K. Tarleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of OnTrade, Inc. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: John K. Tarleton
Title: Chief Compliance Officer

Notary Public

DIANE K. ARCHIBALD
Commission # DD0171259
Expires 12/26/2006
Bonded through
(800-432-4254) Florida Notary Assn., Inc.

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
OnTrade, Inc.:

We have audited the accompanying statement of financial condition of OnTrade, Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.) (the Company) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OnTrade, Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.) as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 24, 2006
Certified Public Accountants

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 984,898
Deposits with clearing organizations	20,000
Accounts receivable	10,033
	$ 1,014,931

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 12,645
Total liabilities	12,645
Stockholder's equity:	
Preferred stock-Series A, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-
Common stock, Class B, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-
Common stock, Class A, no par value, 90,000,000 shares authorized, 10,000,000 shares issued and outstanding	-
Paid-in capital	4,621,501
Accumulated deficit	(3,619,215)
Total stockholder's equity	1,002,286
	$ 1,014,931

See accompanying notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Interest income	17,939
Trading profits, net	8,493
ECN revenue	2,460
Other income	5,861
Total revenue	34,753
Expenses:	
License and service fees to parent company	2,700,000
Nasdaq fees	87,438
Communications and data processing	26,337
Brokerage and clearing fees paid to NSCC/DTCC	23,631
Legal and professional fees	7,234
Fees paid to other ECNs	4,066
Exchange membership fees	2,711
Order flow rebates paid	413
Other expenses	10,304
Total expenses	2,862,134
Loss before income tax benefit	(2,827,381)
Income tax benefit	1,064,000
Net loss	($ 1,763,381)

See accompanying notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2004	10,000,000	-	2,873,000	(1,855,834)	1,017,166
Capital contributions from Parent	-	-	2,812,501	-	2,812,501
Transfer of income tax receivable to parent	-	-	(1,064,000)	-	(1,064,000)
Net loss	-	-	-	(1,763,381)	(1,763,381)
Balances at December 31, 2005	10,000,000	$ -	$ 4,621,501	($ 3,619,215)	$ 1,002,286

See accompanying notes to financial statements.

ONTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net loss	($ 1,763,381)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase (decrease) in cash resulting from changes in:	
Deposits with clearing organizations	42,412
Accounts receivable	10,486
Income tax receivable from parent	(1,064,000)
Accounts payable to parent	2,700,000
Accounts payable and accrued expenses	3,911
Net cash used in operating activities	(70,572)
Cash flows from financing activities:	
Capital contributions received	112,501
Net cash provided by financing activities	112,501
Net increase in cash and cash equivalents	41,929
Cash and cash equivalents at beginning of year	942,969
Cash and cash equivalents at end of year	$ 984,898
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Supplemental Disclosure of Non-Cash Financing Activities:	
Transfer of income tax receivable to the Parent	($ 1,064,000)
Capital contributions from parent company resulting from forgiveness of amounts due to parent	$ 2,700,000

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies:

Nature of business:

OnTrade, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Corporation, incorporated on January 11, 2002 and is a wholly-owned subsidiary of NexTrade Holdings, Inc., (the "Parent") as of December 31, 2005.

The Company is authorized to perform proprietary securities trading activities in the equities market and to operate the NexTrade ECN. Under a SEC No-Action Letter dated January 6, 2005 and renewed on October 7, 2005, the NexTrade ECN can charge up to $.009 per share and under NASDAQ rules can only charge $.003 per share for any order executed over SuperMontage. The NexTrade ECN charges $.005 for all orders executed over the Alternative Display System.

The Company also is approved to self-clear its proprietary securities trades. The Company does not provide brokerage services to retail clientele.

Cash and cash equivalents:

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions:

The Company recognizes revenue for securities transactions on a trade date basis. Proprietary securities transactions and the related revenues and expenses are recorded in their respective accounts on trade date. Brokerage and clearing fees include order flow rebates, ticket charges, and execution fees related to the self-clearing process and are recorded on a trade date basis.

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk and major customer information:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents.

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the F.D.I.C. up to $100,000 per each financial institution. At December 31, 2005, the Company had cash balances on deposit that exceeded the fully insured amounts by $811,881.

Reclassifications

Certain Stockholder's Equity amounts at December 31, 2004 have been reclassified to appropriately present transfers of income tax receivables from the company to the Parent during the years ended December 31, 2003 and 2004 of $349,000 and $768,000, respectively. The Company reclassified a total of $1,117,000 of amounts previously reflected in accumulated deficit to a reduction in additional paid-in capital. Total Stockholder's Equity remains unchanged from that reported for December 31, 2004.

2. Deposits with clearing organizations:

The Company has a $10,000 deposit with National Securities Clearing Corp. (NSCC), and a $10,000 deposit with Depositary Trust Clearing Corp. (DTCC) the organizations of which it is a member to self-clear.

3. Related party transactions:

License and service fees:

In accordance with an agreement dated September 1, 2003, the Parent agreed to provide the Company with the use of certain software licenses as well as consulting, accounting, collection and administrative services and use of the facilities. Fees for these services are based on monthly usage of services. This agreement is perpetual and may be terminated at any time by delivery of written notice by either party. Fees for the year ended December 31, 2005 were $2,700,000 (see Note 6).

Brokerage and clearing fees:

The Company incurred $23,631 of brokerage and clearing fees for clearing securities trading activities for the year ended December 31, 2005 to the NSCC/DTCC.

4. Income tax sharing agreement:

The Company files a consolidated tax return with its Parent. Under the agreement with the Parent the company records either an income tax expense or benefit with a corresponding payable to/from the Parent for the expense/benefit. Normally the Parent would then settle the account with the Company by having the Company either pay the expense or for the Parent to pay the Company for the Benefit. However, the tax benefit of $1,064,000 associated with the Company's operating losses has been recognized in the financial statements as if the Company filed its own income tax returns. A transfer of income tax receivables of $1,064,000 has been made to the Parent as a return of capital.

5. Stockholder's equity:

During the year ended December 31, 2005, the Parent contributed $2,812,501 to the Company, of which $2,700,000 was in forgiveness of license and services fees for which the Company did not have the ability to repay, and an additional $112,501 in cash contributions.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and stipulates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also precludes equity capital withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1.

The Company is also subject to the net capital requirements for market makers as mandated by the NASD to maintain sufficient net capital up to a maximum of $1,000,000. This net capital shall not be less than $2,500 for each security in which it makes a market based on the average number of such markets made during the 30 preceding days. This restriction is based on investor protection considerations and provides assurance that the Company will comply with the NASD membership standards set forth in NASD Rule 1014(a)(6), which states that the member must be capable of maintaining adequate net capital considering all business activities of the member. At December 31, 2005, the Company's NASD contractual net capital requirement was approximately $122,500.

In addition, the Company is contractually obligated by The Depository Trust & Clearing Corporation ("DTC") to maintain a minimum excess net capital of at least $500,000 (hence total net capital of $750,000) while a participant in DTC.

At December 31, 2005, the Company had net capital of approximately $973,613, which exceeded its SEC required net capital by approximately $723,613, the NASD'S requirement by approximately $851,112 and the DTC's requirement by approximately $223,613.

7. Sale of business:

In September of 2005 the Parent entered into an agreement to sell the Company and the ECN and all of its related operating software to Citigroup, Inc. for $9,000,000. The deal was closed on January 11, 2006 and the Company is now an indirect wholly owned subsidiary of Citigroup, Inc.

8. Commitments and Contingencies:

The Company is a party to legal proceedings relating to a claim and lawsuit arising in the normal course of business. Management has not provided an accrual for estimated probable losses as they believe the likelihood of an unfavorable decision is remote.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE I

Net Capital		
Total stockholder's equity		$ 1,002,286
Deductions and/or charges:		
Nonallowable assets:		
Haircuts on cash equivalents		(18,640)
Accounts Receivable		(10,033)
Net capital		$ 973,613
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	12,645	
Total aggregate indebtedness		$ 12,645
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness		$ 843
Minimum dollar requirement		$ 250,000
Minimum net capital required		$ 250,000
Excess net capital		$ 723,613
Excess net capital at 1,000% (net cap – 10% of aggregate indebtedness)		$ 972,348

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2005)

A reconciliation is not required as no material differences exist.

The above computation of net capital does not differ from the computation included in the Company's FOCUS Report X-17A-5 filed on January 20, 2006.

See accompanying Independent Auditors' Report

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE II

Credit balances:	$ 0
Debit balances:	0
Reserve computation:	
Excess of total PAIB credits over total PAIB debits	$ 0
Required deposit	$ 0

See Accompanying Independent Auditors' Report

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

SCHEDULE III

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

Note: the Company does not hold customer funds or securities

See accompanying Independent Auditors' Report

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5

Board of Directors
OnTrade, Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.)

In planning and performing our audit of the financial statements of OnTrade, Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.)(the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 24, 2006
Certified Public Accountants